January 10, 2018

Ms. Suying Li

Office of Beverages, Apparel and Mining

US Securities and Exchange Commission

Washington, DC 20549

USA

Dear Ms. Li,

RE: First Energy Metals Limited (the “Company’) with File # 000-29870

Further to the US Securities and Exchange Commission’s comment letter dated December 19, 2017, the Company’s responses are as follows:

  Comment: Please present your financial statements under Item 18, rather than Item 17, of Form 20-F.

Response: The Company has amended its disclosure on its Form 20F/A dated January 9, 2018 to reflect the presentation of its financial statements under Item 18 instead of under Item 17 of Form 20F/A.

  Comment: Please make arrangements with the former auditor referenced in the other matter paragraph to include their Audit report on your financial statements for the fiscal years ended march 31, 2016 and 2015 in an amended filing.

Response: The Company has included Morgan and Company LLP’s, the former auditor, auditors’ report for the years ended March 31, 2016 and 2015; and

  Comment: Please make arrangements with your auditor for their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true.

Response: The Company has included a revised audit report by its current auditors which removed the language “may” within the Emphasis of Matter section of their audit report.

Please feel free to contact the undersigned should you have any questions.

Sincerely,

“Dennis Cojuco”

Dennis Cojuco

CFO

dcojuco@firstenergymetals.com